UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

________________________

AULT ALLIANCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Common Stock

(Title of Class of Securities)

09175M408

(CUSIP Number of Class of Securities)

Milton C. Ault III

Executive Chairman

Ault Alliance, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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Ault Alliance Provides Additional Information on Exchange Offer of Common Stock for Series D Preferred Shares at an Effective Price of $0.25 per Share of Common Stock Exchanged

LAS VEGAS--(BUSINESS WIRE) – December 21, 2023 -- Ault Alliance, Inc. (NYSE American: AULT), a diversified holding company (“we,” “us,” “our,” “Ault Alliance,” or the “Company”), today provided further information on its planned exchange offer (the “Offer”) to accept for cancellation a minimum of 20 million shares of the Company’s common stock (“Common Stock”) and a maximum of 60 million such shares in exchange for the issuance of up to $15,000,000 aggregate liquidation preference of its 13.00% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”).

The $0.25 effective price per common share equivalent of the Series D Preferred Stock represents a 193% increase over the last reported sales price of the Common Stock of $0.0854 on December 20, 2023 (the “Closing Price”), on the NYSE American. Further, the 13.00% Series D Preferred Stock annual dividend provides an additional annual recurring value of $0.0325 per share of Common Stock exchanged, or 38% of the Closing Price. Based on the Closing Price, the stated value of the Series D Preferred Stock and the first year’s required dividend payments on the Series D Preferred Stock, stockholders who tender their shares of Common Stock in the Offer for the Series D Preferred Stock could realize a premium of approximately 231%, of which 38% is from cash dividends, from the Closing Price.

Set forth below is a summary of certain anticipated terms of the Offer:

•	The Company anticipates launching the Offer on January 8, 2024, with an expiration date of 5:30 PM New York City Time on February 6, 2024;

•	The Company does not intend to extend the Offer beyond the February 6, 2024 expiration date;

•	In the Offer, the Company intends to offer the exchange of Common Stock in 100 share increments and retire the exchanged shares of Common Stock;

•	The Company intends to issue one share of Series D Preferred Stock for each 100 shares of Common Stock; based on this exchange ratio for each increment of 100 shares, a stockholder will receive one share of Series D Preferred Stock having a liquidation preference of $25.00 per share of Series D Preferred Stock (the equivalent of $0.25 per share of Common Stock for each share of Common Stock exchanged in the Offer);

•	Each share of Series D Preferred Stock will:

o	be entitled to cumulative dividends from the date of initial issue and will be payable on the last day of each month when, as and if declared by the Company’s Board of Directors. Dividends will be payable out of amounts legally available therefor at a rate equal to 13.00% per annum per $25.00 of stated liquidation preference per share, or $0.2708333 per share of Series D Preferred Stock per month. The Company has timely made each dividend payment since the first issuance of Series D Preferred Stock in June 2022;

o	be publicly traded and listed on the NYSE American under the ticker “AULT.PD”;

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o	in the event of our voluntary or involuntary liquidation, dissolution or winding up, be entitled to be paid out of the assets we have legally available for distribution to our stockholders, subject to the preferential rights of the holders of any class or series of our capital stock we may issue ranking senior to the Series D Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock we may issue that ranks junior to the Series D Preferred Stock as to liquidation rights; and

•	The Offer will be subject to certain conditions including, but not limited to, there having been validly tendered and not withdrawn at least 20,000,000 shares of Common Stock and the Company’s continued listing on the NYSE American through the term of the Offer.

The Company determined to commence the offer in January 2024 rather than December 2023 to avoid overlapping with the holiday season.

The Offer is subject to regulatory approval and other customary closing conditions. Details regarding the Offer and instructions for stockholders interested in participating will be provided in the Offer to Exchange and related documents, which will be filed with the Securities and Exchange Commission and distributed to Ault Alliance stockholders.

The Offer will not be made to any person in any jurisdiction in which either the Offer, or solicitation or sale thereof, is unlawful. Any Offer will be made only by means of the Offer to Exchange. It is anticipated that the Offer will be made pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(9) thereof. Under that exemption, if Common Stock exchanged is freely tradeable, the Series D Preferred Stock received in exchange therefor will be freely tradeable. If the Common Stock is restricted, the Series D Preferred Stock will be restricted to the same degree.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Series D Preferred Stock or any other securities. Any solicitation of offers to exchange Common Stock for the Series D Preferred Stock will only be made pursuant to an Offer to Exchange and related materials to be sent by the Company to its stockholders on the commencement of the proposed Offer. The Offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Series D Preferred Stock will be made only by means of the Offer to Exchange. The Offer documents will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all stockholders of the Company who so request it.

For more information on Ault Alliance and its subsidiaries, Ault Alliance recommends that stockholders, investors, and any other interested parties read Ault Alliance’s public filings and press releases available under the Investor Relations section at www.Ault.com or at www.sec.gov.

About Ault Alliance, Inc.

Ault Alliance, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and offers colocation and hosting services for the emerging artificial intelligence ecosystems and other industries, and provides mission-critical products that support a diverse range of industries, including metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. In addition, Ault Alliance extends credit to select entrepreneurial businesses through a licensed lending subsidiary. Ault Alliance’s headquarters are located at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141; www.Ault.com.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “considering,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events other than as required by applicable law. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8- K. All filings are available at www.sec.gov and on the Company’s website at www.Ault.com.

Ault Alliance Investor Contact:

IR@Ault.com or 1-888-753-2235

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